SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE MONTH OF DECEMBER 2003

Commission File No. 333-8880

SATELITES MEXICANOS, S.A. de C.V.

Blvd. M. Avila Camacho No. 40 Col. Lomas de Chapultepec 11000 Mexico, D.F. Mexico (52) 55-5201-0800

The registrant files annual reports under cover of Form 20-F.

The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On December 3, 2003, Satmex filed a 6-k describing certain anomalies on the XIPS (xenon ion propulsion systems) of its Satmex 5 satellite.

Since the date of that filing, Satmex 5’s primary XIPS, which had briefly failed to act satisfactorily on December 1, 2003, has since functioned satisfactorily. The secondary system, which exhibited anomalous behavior in November, has undergone further tests and Satmex is awaiting a diagnostic response from the manufacturer, Boeing Satellite Systems. There has been no interruption in customer service. Should both the primary and secondary XIPS fail, Satmex currently estimates that the back-up chemical propulsion system of Satmex 5 would provide four years of full station-keeping procedures.

The original insurance policy covering Satmex 5 expired on December 5, 2003. Satmex has sought to renew its in-orbit insurance for the Satmex 5 satellite and such insurance has been bound for $80 million in coverage for a one year term, subject to the provision of additional technical information, satisfactory to the insurers, regarding the operation condition of Satmex 5. This insurance excludes coverage for the XIPS and any related systems. Because XIPS systems on other satellites have experienced anomalies, this exclusion has become a feature in insurance policies for satellites that incorporated this same propulsion system. This policy is effective as of December 5, 2003. Satmex is seeking to increase the amount insured.

An uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s financial condition and results of operations. If Satmex is unable to increase the total amount insured for Satmex 5, a loss, even if insured, would have a material adverse effect on Satmex’s financial condition and results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. de C.V. By: /S/ Cynthia Pelini Cynthia Pelini Chief Financial Officer Date: December 19, 2003